EXHIBIT 12.1



                         AMERICAN EXPRESS COMPANY

       COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                           (Dollars in millions)


                            Six Months
                          Ended June 30,        Years Ended December 31,
                                            --------------------------------
                              1995          1994      1993     1992     1991
Earnings:                 -------------     ----      ----     ----     ----
 Pretax income from
   continuing operations    $ 1,070       $1,891   $ 2,326   $  896   $  622
 Interest expense             1,173        1,925     1,783    2,171    2,761
 Other adjustments               46          103        88      196      142
                              -----        -----     -----    -----    -----
Total earnings (a)          $ 2,289       $3,919   $ 4,197   $3,263   $3,525
                              -----        -----     -----    -----    -----
Fixed charges:
 Interest expense           $ 1,173       $1,925   $ 1,783   $2,171   $2,761
 Other adjustments               69          142       130      154      147
                              -----        -----     -----    -----    -----
Total fixed charges (b)     $ 1,242       $2,067   $ 1,913   $2,325   $2,908
                              -----        -----     -----    -----    -----
Ratio of earnings to
 fixed charges (a/b)          1.84          1.90     2.19      1.40     1.21


  Included in interest expense in the above computation is interest expense related to the Company's international banking operations and Travel Related Services' consumer lending activities, which is netted against interest and dividends in the Consolidated Statement of Income.

  For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for at equity whose debt is not guaranteed by the Company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for at equity.

  For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs and the interest component of rental expense.

  On May 31, 1994, the Company completed the spin-off of Lehman Brothers through a dividend to American Express common shareholders. Accordingly, Lehman Brothers' results are reported as a discontinued operation and are excluded from the above computation for all periods presented. In March 1993, the Company reduced its ownership in First Data Corporation to approximately 22 percent through a public offering. As a result, beginning in 1993 FDC is reported as an equity investment in the above computation.


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                                                          EXHIBIT 12.2



                         AMERICAN EXPRESS COMPANY

     COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES AND
                         PREFERRED SHARE DIVIDENDS
                           (Dollars in millions)


                           Six Months
                         Ended June 30,       Years Ended December 31,
                                            -------------------------------
                              1995          1994     1993     1992     1991
Earnings:                --------------     ----     ----     ----     ----
 Pretax income from
   continuing operations     $1,070       $1,891    $2,326    $ 896   $  622
 Interest expense             1,173        1,925     1,783    2,171    2,761
 Other adjustments               46          103        88      196      142
                              -----        -----     -----    -----    -----
Total earnings (a)           $2,289       $3,919    $4,197   $3,263   $3,525
Fixed charges and             -----        -----     -----    -----    -----
 preferred share
 dividends:
 Interest expense            $1,173       $1,925    $1,783   $2,171   $2,761
 Dividends on preferred
   shares                        12           50        66       65       61
 Other adjustments               69          142       130      154      147
                              -----        -----     -----    -----    -----
Total fixed charges and
 preferred share
 dividends (b)               $1,254       $2,117    $1,979   $2,390   $2,969
                              -----        -----     -----    -----    -----
Ratio of earnings to
 fixed charges and
 preferred share
 dividends (a/b)              1.82          1.85      2.12     1.37     1.19



  Included in interest expense in the above computation is interest expense related to the Company's international banking operations and Travel Related Services' consumer lending activities, which is netted against interest and dividends in the Consolidated Statement of Income.

  For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for at equity whose debt is not guaranteed by the Company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for at equity.

  For purposes of the "fixed charges and preferred share dividends" computation, dividends on outstanding preferred shares have been increased to an amount representing the pretax earnings required to cover such dividend requirements. Other adjustments include capitalized interest costs and the interest component of rental expense.
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  On May 31, 1994, the Company completed the spin-off of Lehman Brothers through a dividend to American Express common shareholders.
  Accordingly, Lehman Brothers' results are reported as a discontinued operation and are excluded from the above computation for all periods presented. In March 1993, the Company reduced its ownership in First Data Corporation to approximately 22 percent through a public offering. As a result, beginning in 1993 FDC is reported as an equity investment in the above computation.


















































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